AUSTRIAN AIRLINES

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Rule 12g3-2(b) File No. 82-4970

03045506

SUPPL

Vienna, December 11, 2003

Our Ref. EIR | Phone/Extension 0043 5 1766 3328 | Fax 0043 5 1766 3333

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

Dr. Karl Knezourek
Investor Relations

Encl.

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Austrian

December 11, 2003

STRONG FINISH TO YEAR RESULTS IN EBIT PLUS OF EUR 15 MILLION

Forecast result 2003 / Forecast 2004 / Fleet harmonisation successes

The projection for the 2003 financial year of Austrian Airlines Group, as presented to the Supervisory Board on 10 December 2003, has forecast a positive result of around EUR 15 million. This renewed success is based upon the consistent cost reduction and improvement of overall efficiency, increasingly strong load factors since September based on a series of innovation offensives as well as positive currency management. Introduced in the autumn of 2003, the new product features a new, simplified and highly competitive pricing system, an expanded flight programme in the direction of Eastern and Central Europe and a modernised line of services. It was well accepted by the market and combined with the above-mentioned effects produced the change in trend.

"For the aviation industry, 2003 was characterised by numerous crises and was extremely difficult overall. We didn't allow ourselves to be paralysed by the Iraq war or SARS outbreak. We reacted at speed in order to conceive and implement a range of innovations by the beginning of the second half-year. Through early counter-management on the costs and capacity side, and based on the implementation of our new marketing mix, we succeeded in turning round the result from autumn onwards with a strong finish to the year," was the analysis of Chief Executive Officer Vagn Soerensen, who went on to say: "Although with 8.5 million passengers we are slightly down on our figures for the previous year (8.8 million passengers), we will presumably be able to increase our average load factor for the year on scheduled services from 70.5 % to more than 71 %. To summarise: already in the fourth quarter of 2003 the Group was regaining significant strength and is in a markedly stronger position than a number of our industry competitors."

Outlook to 2004

For the financial year 2004, the Austrian Airlines Group is forecasting a result from operating activities (EBIT) of plus EUR 50 million. For 2004 hedging measures have been set for approximately 40 % of the annual demand of jetfuel. At approximately 9.4 million people, the Group plans to increase the number of passengers carried by 10.9 %. Expansion of the Group's long-range services and on its routes feeding into Central and Eastern Europe will make the most significant contributions to this rise. Around 60 new frequencies to Central and Eastern Europe will be added from the beginning of the 2004 summer schedule, while direct flights will operate from Bratislava to Brussels, Paris and London from May onwards and new long-range services to Almaty, Shanghai and Singapore are planned to begin on a stepped basis between March and June 2004.

Further progress in fleet harmonisation

With the long-term leasing of all three Embraer jets 145 formerly operated by Rheintalflug, in lease agreements of over ten years, there was further partial success in fleet harmonisation. The aircraft have already been transferred to the new operator. Based on sale- and lease agreements the Group was able to pull out of Corporate Jet Business completely as planned. The intended fade out of the MD 80 fleet will already be commenced in december 2003 by releasing two MD 82 jets. Thomas Kleibl, Chief Financial Officer commenting the fleet harmonisation: "The mentioned measures mark a further step in decreasing the Group´s production complexity"! In order to maintain current levels of production, two further Bombardier Q 400 aircraft will be delivered in 2005. In 2004, one Canadair Regional Jet and the first three of a total of seven Airbus A 319 aircraft will be delivered. These jets will be the first aircraft to be presented in the new, fresh "Austrian Design" both inside and out.

Karl Knezourek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3328, Fax: +43 (0) 5 1766 5 3328, e-mail: Karl.Knezourek@aua.com

Rückfragehinweis / For further information: Unternehmens- & Marktkommunikation / Corporate- & Market Communications - AUSTRIAN AIRLINES GROUP: Johannes DAVORAS / Johann JURCEKA / Livia DANDREA-BÖHM / Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@aua.com / mailto:johann.jurceka@aua.com, mailto:livia.dandrea-boehm@aua.com, www.aua.com / www.austrianairlines.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Unternehmens- und Marktkommunikation / Corporate- & Market Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@aua.com

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Austrian

Financial Calender 2004

Traffic Statistics 1-12/03 and 10-12/03	Tuesday, 27 January
Preliminary Result 2003	Friday, 20 February
Traffic Statistics 1/04	Monday, 16 February
Traffic Statistics 1-2/04	Tuesday, 16 March
Annual Result 2003	Thursday, 1 April
Traffic Statistics 1-3/04	Monday, 19 April
Annual General Meeting Austrian Airlines AG	Thursday, 6 May
First Quarter Result 04	Thursday, 6 May
Ex-Dividend Day	Wednesday, 12 May
Traffic Statistics 1-4/04	Monday, 17 May
Dividend Payment Day	Wednesday, 19 May
Traffic Statistics 1-5/04	Thursday, 17 June
Traffic Statistics 1-6/04 and 4-6/04	Thursday, 15 July
Half-year Result 04	Thursday, 5 August
Traffic Statistics 1-7/04	Monday, 16 August
Traffic Statistics 1-8/04	Thursday, 16 September
Traffic Statistics 1-9/04 and 7-9/04	Monday, 18 October
Third Quarter Result 04	Thursday, 4 November
Traffic Statistics 1-10/04	Tuesday, 16 November
Preliminary Result 2004 / Forecast 2005	Friday, 10 December
Traffic Statistics 1-11/04	Monday, 20 December

Karl Knezourek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3328, Fax: +43 (0) 5 1766 5 3328, e-mail: Karl.Knezourek@aua.com